January 31, 2002


Dear Stockholder:



Enclosed is a copy of the 2001 Annual Report for Urstadt Biddle Properties Inc. Please take some time to review the report at your convenience. To avoid duplicate distribution of this report to stockholders who own both the Common Stock and the Class A Common Stock of the Company, the Annual Report has been mailed apart from other materials. You will be receiving a separate mailing containing a Proxy Statement and voting card for each class of stock you own. Holders of both Common Stock and Class A Common Stock will receive two envelopes. Your proxy is important. Please take time to date, sign and mail your proxy card(s) promptly after they are received.

Sincerely,


/s/ Thomas D. Myers
Thomas D. Myers
 Secretary